INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, Wisconsin  53212

August 8, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901
on behalf of the Ramius Trading Strategies Managed Futures Fund (the “Fund” or “Registrant”)

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the Preliminary Schedule 14A (the “Preliminary Proxy Statement”) of Ramius Trading Strategies Managed Futures Fund, a series of Investment Managers Series Trust (the “Trust”), as provided orally to the undersigned on August 5, 2014.  The Staff’s comments and our responses are discussed below.

1.	Shareholder Letter: Indicate in the Shareholder Letter that the total advisory fees are not changing and are expected to remain the same.

Response:  The following disclosure has been added.

“The total advisory fees paid to Ramius by the Fund will not increase and are expected to remain the same.”

2.
Item 22(a)(3)(iv) of Schedule 14A:  According to Item 22(a)(3)(iv), if an action to be taken directly or indirectly establishes a new fee or expense or increases any existing fee or expense to be paid by the Fund or its shareholders, provide a table showing the current and pro forma fees.  Confirm whether the proposed action establishes a new fee or increases any existing fee to be paid by the Fund or its shareholders.

Response:  The Registrant confirms that the proposed action will not establish a new fee or increase any existing fee or the total expenses of the Fund and has added the following disclosure.

“The total expenses of the Fund will not increase and are expected to decrease as a result of this change.”

3.	Item 6(a) of Schedule 14A: According to Item 6(a), please state the number of shares outstanding and the number of votes to which each class of voting securities of the registrant is entitled.

Response:  The following disclosure has been added.

“As of the Record Date, 8,809,936 shares of the Fund were outstanding, comprised of 1,221,561 Class A shares and 7,588,275 Class I shares entitled to be voted at the meeting.”

4.	On page 6, consider softening the language regarding William Marr and Alexander Rudin continuing to serve as the Fund’s portfolio managers.

Response:  The following statement has been modified as follows.

“In addition, William Marr and Alexander Rudin, the employees of Ramius who currently serve as the Fund’s portfolio managers, intend to continue to serve as portfolio managers of the Fund’s Investment Program as employees of SSgA FM.”

5.
The Staff expresses concern with respect to the placement of the word “Strategies” in the Fund’s name requiring an 80% investment policy to comply with rule 35d-1.  Please indicate whether the Fund will change its name to include the phrase “Managed Futures Strategies” in the event that the proposals are not successful or if it intends to comply with the 80% investment policy in managed futures.

Response:  The Registrant confirms that in the event that shareholder approval of the proposed actions is not obtained, the Fund will change its name to “Ramius Managed Futures Strategies Fund” or some similar name.

6.
Item 22(c)(11)(i) of Schedule 14A: According to Item 22(c)(2)(i) of Schedule 14A, please indicate whether the Board of Trustees considered the cost of services to be provided and profits to be realized by the sub-advisor in managing the Fund.

Response:  The Board did not consider the cost of services to be provided and profits to be realized by the sub-advisor.

7.
Item 22(c)(9)(i)-(ii) of Schedule 14A:  Provide disclosure required under Item 22(c)(9)(i)-(ii), that if a change in the investment advisory fee is sought, the following disclosure is required: (i) the aggregate amount of the investment adviser’s fee during the last year; and (ii) the amount that the adviser would have received had the proposed fee been in effect.

Response:  The following disclosure has been added.

“The advisory fees paid to Ramius by the Fund will remain unchanged.  The sub-advisory fees for the Fixed Income Portfolio are expected to decrease.  For the fiscal year ended December 31, 2013, the Fund paid $95,647 in sub-advisory fees to Horizon.  Under the Proposed Sub-Advisory Agreement, the Fund would have paid $71,735 in sub-advisory fees to SSgA FM for the same period.  This represents an approximate decrease of $23,912, or a two basis point decrease in the overall sub-advisory fees paid by the Fund.”

8.
Item 22(c)(10) of Schedule 14A:  According to Item 22(c)(10), please disclose if the Board considered the services and amounts to be paid under the contracts of the same sub-advisor and other investment advisors of other comparable funds or accounts.

Response:  The following is included in the disclosure.

“The Board noted that SSgA FM does not provide advisory services to any other clients using the Fund’s managed futures strategy and therefore the Board did not have a good basis of comparison with other SSgA FM clients for evaluating SSgA FM’s sub-advisory fees for managing the Investment Program.

With respect to the Fixed Income Portfolio, the Board noted that the sub-advisory fees proposed to be charged by SSgA FM to the Fund were within the range of fees charged by SSgA FM to other mutual funds it manages, and that SSgA FM’s fees were lower than the fees currently charged by Horizon for managing the Fixed Income Portfolio.  The Board and the Independent Trustees concluded that the compensation payable to SSgA FM under each Proposed Sub-Advisory Agreement was fair and reasonable in light of the nature and quality of the services SSgA FM was expected to provide to the Fund.”

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Secretary
Investment Managers Series Trust